Via Facsimile and U.S. Mail
Mail Stop 6010

June 22, 2007

Mr. Stephen D. Fenstermacher
Chief Financial Officer
Mannatech, Incorporated
600 South Royal Lane
Suite 200
Coppell, TX 75019

Re: Mannatech, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File Number: 000-24657

Dear Mr. Fenstermacher

       We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief